Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

Carlyle AlpInvest Private Markets Fund

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees Previously Paid	(1)	$240,174,782.25		$33,168.14

Total Transaction Valuation:		$240,174,782.25
Total Fees Due for Filing:				$33,168.14
Total Fees Previously Paid:				33,168.14
Total Fee Offsets:
Net Fee Due:				$0.00

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Offering Note(s)

(1)	Calculated as the aggregate maximum value of Shares being purchased. The fee of $33,168.14 was paid in connection with the filing of the Schedule TO-I by Carlyle AlpInvest Private Markets Fund (File No. 005-94305) on July 31, 2026 (the “Schedule TO”). This is the final amendment to the Schedule TO and is being filed to report the results of the offer.